FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Material Fact dated August 5, 2004.

Item 1.

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. informs that the company Pereda Gestión, S.A. (“Pereda”) – belonging to the Santander Group – has conducted the following trades on shares of Banco Santander Central Hispano, S.A. from Monday July 26, 2004 until Wednesday August 4, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)
26/07/2004	SAN.MC	S	469.744	7,82
27/07/2004	SAN.MC	S	300.000	7,85
27/07/2004	SAN.MC	S	500.000	7,90
27/07/2004	SAN.MC	S	500.000	7,97
28/07/2004	SAN.MC	B	18.889	7,84
28/07/2004	SAN.MC	B	1.975.000	7,85
28/07/2004	SAN.MC	B	350.000	7,86
28/07/2004	SAN.MC	B	526.679	7,87
28/07/2004	SAN.MC	B	592.350	7,88
28/07/2004	SAN.MC	B	1.341.031	7,89
28/07/2004	SAN.MC	B	1.150.000	7,90
29/07/2004	SAN.MC	B	436.549	7,85
29/07/2004	SAN.MC	B	307.800	7,90
29/07/2004	SAN.MC	S	25.000	7,90
29/07/2004	SAN.MC	S	65.000	7,91
29/07/2004	SAN.MC	S	195.000	7,92
29/07/2004	SAN.MC	S	22.800	7,93
30/07/2004	SAN.MC	B	429.807	7,90
02/08/2004	SAN.MC	B	25.000	7,85
02/08/2004	SAN.MC	B	109.700	7,86
02/08/2004	SAN.MC	B	660.000	7,87
02/08/2004	SAN.MC	B	1.105.300	7,88
02/08/2004	SAN.MC	B	1.025.000	7,89
02/08/2004	SAN.MC	B	1.525.000	7,90
02/08/2004	SAN.MC	B	50.000	7,91
03/08/2004	SAN.MC	B	175.494	7,87
03/08/2004	SAN.MC	B	3.073.428	7,88
03/08/2004	SAN.MC	B	1.789.785	7,89
03/08/2004	SAN.MC	B	44.947	7,94
04/08/2004	SAN.MC	B	50.000	7,82
04/08/2004	SAN.MC	B	200.000	7,83
04/08/2004	SAN.MC	B	100.000	7,84
04/08/2004	SAN.MC	B	250.000	7,85
04/08/2004	SAN.MC	B	925.000	7,86

04/08/2004	SAN.MC	B	1.935.000	7,87
04/08/2004	SAN.MC	B	590.000	7,88
04/08/2004	SAN.MC	B	400.000	7,89
04/08/2004	SAN.MC	B	50.000	7,92

Additionally, Banco Santander Central Hispano, S.A. informs that on Friday July 23, 2004 prior to the announcement of the buy back programme, the company Banco Madesant Sociedade Unipessoal, S.A. (“Madesant”), also belonging to the Santander Group and which previously carried on the Santander Group’s customary market making activity, had acquired in the market a total of 10,857,711 shares at an average price of euros 8.0624 (with a maximum of euros 8.10 and a minimum of euros 7.98).

Disclosure of the dealings described above has been made by Banco Santander Central Hispano, S.A. pursuant to rule 8 of the City Code on Takeovers and Mergers.

Finally, and regarding the shares that Madesant acquired on July 23, 2004, Banco Santander Central Hispano, S.A. informs that on July 30, 2004 such shares have been sold by Madesant to Pereda at a price of 8.07 euros per share.

Madrid, August 5, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	August 5, 2004	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President